UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5
             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                          Pursuant to Section 16(a)


( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported

1. Name and Address of Reporting Person
Blanding, Arthur W.
425 Apache Drive
Janesville, WI 53545

2. Issuer Name and Ticker or Trading Symbol
China Premium Food Corporation
(formerly China Peregrine Food Corporation)
CHPF

3. IRS or Social Security Number of Reporting Person (Voluntary)
N/A

4. Statement for Month/Year
December, 1999

5. If Amendment, Date of Original (Month/Year)
N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person


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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security    |2.         |3.  |4.Securities Acquired (A)   |5.Amount of     |6.Dir |7.Nature of Indirect
                        |Transaction|    |  or Disposed of (D)        |  Securities    |ect   |  Beneficial Ownership
                        |Date       |Code|                            |  Beneficially  |(D)or |
                        |           |    |              | A/|         |  Owned at      |Indir |
                        |           |    |  Amount      | D |    Price|  End of Year   |ect(I)|
___________________________________________________________________________________________________________________________________
Common Stock            |3/5/97     |J   | 36,088       | A |         | 36,088         | D    |
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Common Stock            |5/29/99    |J   | 4,084        | A |         | 4,084          | I    |  Affiliated Entity
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Common Stock            |6/25/99    |J   | 1,999        | A |         | 1,999          | I    |  Affiliated Entity
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Common Stock            |8/16/99    |J   | 1,082        | A |         | 1,082          | I    |  Affiliated Entity
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Common Stock            |8/16/99    |J   | 1,274        | A |         | 1,274          | I    |  Affiliated Entity
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Common Stock            |10/14/99   |J   | 1,163        | A |         | 1,163          | I    |  Affiliated Entity
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Common Stock            |12/2/99    |J   | 1,737        | A |         | 1,737          | I    |  Affiliated Entity
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___________________________________________________________________________________________________________________________________
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Derivative|2.Conversion|3.      |4.  |5.Number of  |6.Date Exer- |7.Title and Amount|8.Price|9.Number  |10.|11.Nature of
  Security           |or Exercise |Transaction  |  Derivative |cisable and  |  of Underlying   |of Deri|of Deriva |Dir|Indirect
                     |Price of    |Date    |Code|  Securities |Expiration   |  Securities      |vative |tive      |ect|Beneficial
                     |Derivative  |        |    |  Acquired(A)|Date(Month/  |                  |Secu   |Securities|(D)|Ownership
                     |Security    |        |    |  or Disposed|Day/Year)    |                  |rity   |Benefi    |or |
                     |            |        |    |  of (D)     |Date  |Expir |                  |       |ficially  |Ind|
                     |            |        |    |         | A/|Exer- |ation |  Title and Number|       |Owned at  |ire|
                     |            |        |    |         | D |cisa- |Date  |  of Shares       |       |End of    |ct |
                     |            |        |    |  Amount |   |ble   |      |                  |       |Year      |(I)|
___________________________________________________________________________________________________________________________________
Option for Common    |            |        |    |         |   |      |      |         |        |       |          |   |           |
Stock                |            |        |    |         |   |      |      |         |        |       |          |   |           |
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Option for Common    |            |        |    |         |   |      |      |         |        |       |          |   |           |
Stock                |            |        |    |         |   |      |      |         |        |       |          |   |           |
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Explanation of Responses:

Table I: Common stock issued on 3/5/97 in connection with the issuer's purchase of the assets of Chine Peregrine Enterprises, Limited, in which the reporting person was a limited partner.

Table I: Balance of common stock issued to The Omega Company of Wisconsin Ltd. pursuant to consulting agreement between issuer and The Omega Company of Wisconsin Ltd., an entity controlled by the reporting person.